FCX to Acquire PXP and MMR in
Transactions Totaling $20 Billion,
Creating a Premier U.S. Based
Natural Resource Company
December 5, 2012
FILED BY FREEPORT-MCMORAN COPPER & GOLD INC.
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
SUBJECT COMPANY: MCMORAN EXPLORATION COMPANY
COMMISSION FILE NO. 001-07791
CONNECTING THE FUTURE ®

Cautionary Statement
Regarding Forward-Looking Statements
Cautionary Statement
Regarding Forward-Looking Statements
This press release contains forward-looking statements concerning the proposed transaction, its financial and business impact, management’s beliefs and objectives with respect thereto, and management’s current expectations for future operating and financial performance, based on assumptions currently believed to be valid. Forward-looking statements are all statements other than statements of historical facts. The words “anticipates,” “may,” “can,” “plans,” “believes,” “estimates,” “expects,”
“projects,” “intends,” “likely,” “will,” “should,” “to be,” and any similar expressions or other words of similar meaning are intended to identify those assertions as forward-looking statements. It is uncertain whether the events anticipated will transpire, or if they do occur what impact they will have on the results of operations and financial condition of FCX, MMR, PXP or of the combined company.  These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those anticipated, including but not limited to the ability of the parties to satisfy the conditions precedent and consummate either or both of the proposed transactions, the timing of consummation of either or both of the proposed transactions, the ability of the parties to secure regulatory approvals in a timely manner or on the terms desired or anticipated, the ability of FCX to integrate the acquired operations, the ability to implement the anticipated business plans following closing and achieve anticipated benefits and savings, and the ability to realize opportunities for growth.  Other important economic, political, regulatory, legal, technological, competitive and other uncertainties are identified in the documents filed with the Securities and Exchange Commission (the “SEC”) by FCX, MMR and PXP from time to time, including their respective Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K.  The
forward-looking statements including in this press release are made only as of the date hereof.  Neither FCX, MMR nor PXP undertakes any obligation to update the forward-looking statements included in this press release to reflect subsequent events or circumstances.

Additional Information about the
Proposed Transactions and Where to Find It
Additional Information about the
Proposed Transactions and Where to Find It
PXP Transaction
In connection with the proposed transaction, FCX intends to file with the SEC a registration statement on Form S-4 that will include a proxy statement of PXP that also constitutes a prospectus of FCX. FCX and PXP also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS ARE URGED TO READ
THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN
IMPORTANT INFORMATION. You may obtain a free copy of the proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by FCX and
PXP with the SEC at the SEC’s website at www.sec.gov. You may also obtain these documents by contacting FCX’s Investor Relations department at (602) 366-8400, or via
e-mail at IR@fmi.com; or by contacting PXP’s Investor Relations department at (713) 579-6291, or via email at investor@pxp.com.
FCX and PXP and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about FCX’s directors and executive officers is available in FCX’s proxy statement dated  April 27, 2012, for its 2012
Annual Meeting of Stockholders. Information about PXP’s directors and executive officers is available in PXP’s proxy statement dated  April 13, 2012, for its 2012 Annual
Meeting of Stockholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the merger when they become available.
Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from FCX or PXP using the sources indicated above.
This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.
MMR Transaction
In connection with the proposed transaction, the royalty trust formed in connection with the transaction will file with the SEC a registration statement on Form S-4 that will include a proxy statement of MMR that also constitutes a prospectus of the royalty trust. FCX, the royalty trust and MMR also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF
AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by FCX, the royalty trust and PXP with the SEC at the SEC’s website at www.sec.gov. You may also obtain these documents by contacting FCX’s Investor Relations department at (602) 366-8400, or via e-mail at IR@fmi.com; or by contacting MMR’s Investor Relations department at (504)
582-4000, or via email at IR@fmi.com.
FCX and MMR and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about FCX’s directors and executive officers is available in FCX’s proxy statement dated  April 27, 2012, for its 2012
Annual Meeting of Stockholders. Information about MMR’s directors and executive officers is available in MMR’s proxy statement dated  April 27, 2012, for its 2012 Annual
Meeting of Stockholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the merger when they become available.
Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from FCX or MMR using the sources indicated above.
This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Transaction Highlights
Transaction Highlights

Creates A Premier U.S. Based Natural Resource Company
Adds High Quality U.S. Oil & Gas Assets to World-Class Mining Portfolio
Asset Quality Consistent with Characteristics Sought in Mining
Business          Large, Long Life, Low Cost, Expandable
Enhances Exploration Leverage with Significant Value Potential
Complementary Commodity Exposure to Long-Term Global Growth Trends
Combined Asset Portfolio Expands Reinvestment Opportunities to Drive
Future Growth

Transaction Summary
Price
FCX to acquire PXP for: 0.6531 shares of
FCX common stock and $25.00 in cash,
equivalent to total consideration of
$50.00 per PXP share based on FCX
closing price on December 4, 2012
FCX to acquire MMR for: $14.75 cash
plus 1.15 Ultra-Deep Royalty Trust
Units per MMR share
Premium
39% to PXP’s closing price on
December 4, 2012
Cash portion represents 74% to MMR’s
closing price on December 4, 2012
Structure
50% stock / 50% cash
$3.4 billion cash; 91 million new FCX
common shares
100% cash plus Ultra-Deep Royalty
Trust Units
(2)
Transaction Value
$17.2 billion (includes assumed debt) $2.4 billion (includes assumed debt)
Key Conditions
Shareholders’ approval
Customary regulatory approvals and
conditions
Shareholders’ approval
Customary regulatory approvals and
conditions
Timing
Closing expected in 2Q 2013
FCX Pro Forma
Enterprise Value: $60 billion
1,041 million shares outstanding
Total Debt of $20.0 billion
(1) Prior to the transaction, FCX and PXP collectively own 36% of MMR
(2) Creation of Royalty Trust provides MMR shareholders 5% ORRI for continued participation in potential shallow water, ultra-deep GOM success
5
PXP
PXP
MMR
MMR
(1) (1)

$88
$64
$60
$50
$42
$38
$30
$27
$0
$25
$50
$75
$100
$125
$150
XOM CVX COP OXY PF
FCX
APC APA EOG CHK MRO
($Bn)
Pro forma FCX will be the 5
th
largest U.S. domiciled natural resource
company and the 5
th
largest global mining company by enterprise value
Source: Company filings, FactSet. Market data as of 12/4/2012.
* Includes U.S.-based E&P, mining and coal companies, including integrated companies. Midstream and downstream companies are excluded.
** Excludes precious metal companies
$402
$198
$125
$124
$111
$60
$50
$32
$24
$21
$20
$0
$25
$50
$75
$100
$125
$150
BHP GLEN/
XTA
RIO VALE PF
FCX
AAL SCCO TCK AA ANTO
($Bn)
$204
Top US Domiciled Resource Companies* Top US Domiciled Resource Companies* Top Global Mining Companies** Top Global Mining Companies**
A Premier U.S. Based
Natural Resource Company
A Premier U.S. Based
Natural Resource Company

Benefits of the Transactions

Geographic & Commodity Diversification – 2013e EBITDA
(1)
North
America
North
America
Indonesia
Indonesia
31%
31%
29%
29%
South
America
29%
Africa
11%
11%
Mining
100%
Mining
100%
Oil & Gas
26%
Oil & Gas
26%
Mining
74%
Mining
74%
North
America
North
America
Indonesia
Indonesia
23%
23%
48%
48%
South
America
21%
Africa
8%
8%
Existing
(1) Based on pricing assumptions of $3.50/lb Cu, $1,500/oz Au, $12/lb Mo, $100/bbl Oil (Brent) and $4.50/MMbtu natural gas. e = estimate. See Cautionary Statement.
Pro forma
High Quality U.S. Resource Base Provides Exposure to Energy Market with
Attractive Fundamentals
- ~85% of Acquired Revenues from Oil
(1)
- Favorable Entry Point to Source of Low Cost, Long-term Gas Supply
Significant Exploration Upside
Strong Margins and Cash Flows to Fund Growth
- O&G EBITDA Margins of ~75%
(1)
Diversification Expands Portfolio of Attractive Investment Opportunities
Access to Low-cost Debt Financing

Enhanced Commodity Exposure to
Long-term Global Growth Trends
Emerging Market Growth and Urbanization Will Continue to Drive Commodity Demand
Global Energy Consumption Expected to Grow by >30% by 2035
(1)
Global Refined Copper Consumption Expected to Grow by ~60% by 2025
(2)
8
(1) International Energy Administration
(2) Brook Hunt
Favorable Supply/Demand Fundamentals Expected to
Remain Supportive of Future Oil and Copper Prices
WTI
Copper
WTI Oil Price v. Copper Price
Note: monthly 30-day averages dated 11/30/12
$30
$50
$70
$90
$110
$1.00
$2.00
$3.00
$4.00
$5.00

History & Corporate Relationships
FCX & MMR Spun out of Parent Company Freeport-McMoRan Inc.
in Mid-90’s
Parent had Long History in Natural Resources Business Including
Minerals, Oil & Gas, Fertilizer
Management has Significant Minerals and Oil & Gas Experience
FCX Invested in MMR in 2010 Through Preferred Stock Transaction
PXP Became MMR’s Largest Shareholder in 2010 through an Asset
Swap Transaction
FCX and PXP Currently Own 36% of MMR

Proven Management Team
Proven Management Team
Complementary Management Teams with Substantial Experience and Track
Record of Success in Mining and Oil & Gas Exploration and Development
Global Industry Leading Capabilities:
- Operational Excellence
- Major Project Development
- Technological Innovation
- Exploration/Engineering
- Prudent Environmental Management
History of Prudent Financial Management and Execution in Varying
Market Environments

Established Track Record of Capital Discipline and
Focus on Value Creation for Shareholders

Phelps Dodge Case Study
Phelps Dodge Case Study

$17.6
$7.2
$3.5
$0
$5
$10
$15
$20
Rapid Delevering
Consolidated Cash $3.4 $1.6 $3.7
Net Debt/(Cash) $14.2 $5.6 $(0.2)
At Time of PD
Acquisition in
March 2007
9/30/12
($ in bns)
Debt
* Based on estimated proven & probable reserve additions as of 12/31/11 before production.
December
2007
Highly Successful
Transformational Transaction
Asset & Geographic
Diversification
Significant Reserve Additions
•
+46 billion lbs Cu*
Developed World-Class Copper
Portfolio
•
Recognized Industry Leader
•
Strong Current Production with
Substantial Growth Profile
•
Large Resource Position
Successful Integration
Effective Management During
2008/09 Economic Crisis

Acquired Assets

Acquired Asset Overview
Acquired Asset Overview

Onshore
•
Established California Oil Production
•
Growing Oil Production Profile in Eagle Ford
•
Large Natural Gas Resource Position in Haynesville
Offshore
•
Quality Deepwater Portfolio
•
Established California Oil Production
72% of 2013e Production from Oil with Premium Market Pricing
(77% Including Liquids)
Industry Leader in Emerging Shallow Water Ultra-Deep, Sub Salt Play
Results to Date Indicate Potential for Long-Term, Low-Cost Source of
Natural Gas
Geologic/Technology Risks have been Significantly Reduced
Leading Acreage Position on Leases with Primary Structures
Net Unrisked Resource Potential in Excess of 50 Tcfe
PXP – Strong Current Cash Flows with Growth
MMR – “Franchise” in Highly Prospective Emerging Resource Trend
e = estimate. See Cautionary Statement.

High Quality U.S. Oil & Gas Portfolio
High Quality U.S. Oil & Gas Portfolio

(1) PXP Reserves as of 12/31/11 except for reserves purchased in deepwater acquisitions which are as of 9/30/12; MMR reserves are mid-year 2012 pro forma for 2H12 divestitures. e = estimate. See Cautionary Statement.
575 MMBOE
California
38%
California
38%
4%
4%
Eagle Ford
6%
6%
Haynesville
22%
Haynesville
22%
Other
Deepwater
GOM
25%
Deepwater
GOM
25%
5%
GOM
Shelf
Proved Reserves
(1)
California
23%
California
23%
Eagle
Ford
21%
Eagle
Ford
21%
Haynesville
9%
9%
Other
3%
175 MBOE/d
Deepwater
GOM
33%
Deepwater
GOM
33%
2013e Production by Region
GOM
Shelf
11%
GOM
Shelf
11%
Oil
66%
Oil
66%
Gas
28%
Gas
28%
2013e Production Mix
NGLs
6%
6%
Natural Gas
Oil

Oil & Gas Reserves & Resources
Oil & Gas Reserves & Resources

(MMBOE)
PXP
(1)
MMR
(2)
Total % Oil/Liquids
PXP
(1)
MMR
(2)
Total % Oil/Liquids
Proved Reserves 538 37 575 64%
Probable Reserves 337 11 348 44%
Possible Reserves 646 12 658 29%
Total 1,521 60 1,581 45%
Near-term Resource Potential 1,353 4,981 6,334
Total Potential ~3,800 ~50 Tcfe
3Q12 Daily Production Rate (Mboe/d) ~160
(3)
22 ~182
(1) Reserves as of 12/31/11 except for reserves purchased in deepwater acquisition which are as of 9/30/12
(2) Mid-year 2012 reserves pro forma for 2H12 divestitures; exploration potential includes ~30 Tcfe from near-term onshore/offshore Ultra-Deep prospects
(3) Includes ~60 Mboe/d from GOM acquisition which closed on November 30, 2012

Enhanced Exploration Leverage
with Multiple Near-term Catalysts
Enhanced Exploration Leverage
with Multiple Near-term Catalysts
16
Near-term Net Potential
of 995 MMBOE
•
Phobos (~300 MMBOE)
to Spud in 4Q12
•
On Lease Exploration
from BP: 300+ MMBOE
•
Each 100 MM Barrels =
PV-10 of ~$2.5 Billion
Pre-tax
(1)
3 Wells Drilling
Recent Positive Results on
Lineham Creek Onshore
High Potential Prospect
Inventory
~50 Tcfe of Net Potential,
Including ~30 Tcfe from
Near-term Prospects
Each 2 Tcfe Net = PV-10 of
~$2.5 Billion  Pre-tax
(2)
Eagle Ford – 71 MMBOE
Haynesville – ~1 Tcfe
California – +100 MMBOE
Deepwater GOM Shallow Water Ultra-Deep
Onshore U.S.
(1) Based on $100.00/bbl LLS oil
(2) Based on $4.50/MMbtu natural gas

Pro Forma Combined Company Profile

FCX’s Global Footprint
FCX’s Global Footprint
Copper
Copper/Gold/Silver
Molybdenum
Cobalt
Oil/Natural Gas
18
Note: FCX consolidated reserves and annual sales; reserves as of December 31, 2011. Sales figures are based on 2013e.
1
Cu operations: Morenci (85%), Sierrita (100%), Bagdad (100%), Tyrone (100%), Safford (100%), Miami (100%) and Chino (100%); Primary Mo: Henderson (100%)  and Climax (100%);
Oil & Gas operations: onshore/offshore CA, Madden, Eagle Ford, Haynesville, GOM shelf & Deepwater
2
PXP Reserves as of 12/31/11 except for reserves purchased in deepwater acquisitions which are as of 9/30/12; MMR reserves are mid-year 2012 pro forma for 2H12 divestitures
3
Includes moly sales from South America
4
Cu operations: Candelaria/Ojos del Salado (80%), Cerro Verde (53.6%) and El Abra (51%)
Major Operations & Development Projects
All major mining assets majority-controlled and operated
e = estimate. See Cautionary Statement.

(a) Estimated recoverable proven and probable copper reserves as of 12/31/11 using a long-term average copper price of $2.00/lb; 96 billion pounds net to FCX’s interest.
(b) Estimated consolidated contained copper resources as of 12/31/11 using a long-term copper price of $2.20/lb. Mineralized Material is not included in reserves and will not qualify as reserves until comprehensive engineering studies establish their economic feasibility. Accordingly, no assurance can be given that the estimated mineralized material will become proven and probable reserves. See Cautionary Statement.
(c) Includes PXP reserves as of 12/31/11 except for reserves purchased in deepwater acquisitions which are as of 9/30/12 and MMR reserves as of mid-year 2012 pro forma for 2H12 divestitures. Excludes results from GOM shelf ultra-deep activities.
Combined Reserves and Resources
Combined Reserves and Resources
19
Reserves
(a)
(recoverable copper)
Reserves
(a)
&
Mineralized
Material
(b)
at $2.00 Cu price
(billion lbs of copper)
at $2.20 Cu price
Reserves
Mineralized
Material
(b)
(contained copper)
115
billion
lbs
2P Reserves
(c)
Reserves &
Resource Potential
Proved: 575
Proved: 575
~7,900
923
(million barrels of oil
equivalents)
Probable: 348
Probable: 348
Possible: 658
Possible: 658
Near-term
Potential: ~6,300

20 20
North America*
* excludes restarts currently in progress; incremental copper per annum
** PT-FI’s share, average per annum
* excludes restarts currently in progress; incremental copper per annum
** PT-FI’s share, average per annum
20
Highly Attractive Brownfield
Copper Development Projects
Highly Attractive Brownfield
Copper Development Projects
South America*
Tenke
Fungurume
Grasberg
•
150mm lbs Cu/yr oxide
expansion nearing completion
•
Potential sulfide expansions
•
Morenci Expansion
(225 mm lbs Cu) under way
•
Potential sulfide expansions
(~800 mm lbs Cu)
Mill Expansions (t/d)
Cerro Verde (360K) 600 $4.4 2016
Morenci (115K) 225 1.4 2014
Tenke (14K) 150 0.9 2013
TOTAL 975 $6.7
Expansion Projects in Progress
Incr. Cu
(mm lbs/yr)
Capital*
($ blns)
Achieve
Full Rates
* excludes capitalized interest
•
•
Cerro Verde Expansion
(600 mm lbs Cu) under way
•
Potential El Abra Mill
(600 mm lbs Cu)
Underground
development under
way
1.1 bln lbs Cu**
1.4 mm ozs Au**

Copper Sales (billion lbs)
Gold Sales (million ozs)
Diverse Production Profile
with Strong Growth
Diverse Production Profile
with Strong Growth
0
1
2
3
4
5
2012e 2013e 2014e 2015e
1.0
1.4
1.8 1.8
0
1
2
2012e 2013e 2014e 2015e
82
90
90
100
0
25
50
75
100
2012e 2013e 2014e 2015e
Molybdenum Sales (million lbs)
____________________
Note:  Consolidated copper sales include approximately 705 mm lbs in 2012e, 800 mm lbs in 2013e,
* Includes Cerro Verde expansion (2016 full rates) & Morenci mill expansion, targeted for 2014.
e = estimate. See Cautionary Statement.
Includes Projects
Currently
Under Way*
3.6
5.0+
4.5
4.3
0
25
50
75
100
2012e 2013e 2014e 2015e
Oil & Gas Sales (MMBOE)
____________________
Note: Consolidated gold sales include approximately 105k ozs in 2012e, 140k ozs in 2013e,
____________________
Note:  2012e includes sales from GOM acquisition beginning on December 1, 2012. Oil & Gas
Ultra-Deep
Expl./Dev.
Ultra-Deep
Expl./Dev.
46
64
78
94
180k ozs in 2014e and 175k ozs in 2015e for noncontrolling interest.
sales estimates include approximately 13.3 MMBOE in 2014e, and 22.6 MMBOE in 2015e from potential success from ultra-deep Shelf exploration and development.
770 mm lbs in 2014e and 875+ mm lbs in 2015e for noncontrolling interest; excludes purchased copper.

Pro Forma Combined Company Financials

2013e 2014e 2015e
$0
$5
$10
$15
$20
$25
$3.00 $3.50 $4.00
FCX Pro forma EBITDA, Cash Flows &
Capital Expenditures
23
$3.00 $3.50 $4.00
Operating Cash Flow* EBITDA CAPEX
Copper Prices
$1,500 Au/$12 Mo/$100 Oil/$4.50 Gas**
Copper Prices
$1,500 Au/$12 Mo/$100 Oil/$4.50 Gas**
* Excludes working capital changes
** See impacts of prices changes for gold, molybdenum, oil and gas on slide 32.
2015/
2016
Avg.
2013/
2014
Avg.
2013/
2014
Avg.
(Brent) (Brent)
2015/
2016
Avg.
2013/
2014
Avg.
2013/
2014
Avg.
Mining
65%
O&G
35%
O&G
35%
60%
40%
40%
48%
52%
52%
~45%
Increase
~45%
Increase

Focused and Disciplined
Capital Allocation Philosophy
Allocate Capital to
Low Cost, Long-lived,
Expandable Assets
Focus on
Largest
Resources
Ensure
Potential
is Well
Understood
Establish Short,
Medium and Long
Term Potential for
Primary Assets
Quantify Risks
Technical, Political,
Social, Economic,
Market
Rigorous Economic
Analysis Under
Range of Assumptions
Protect Downside,
Leverage to Upside
Prioritize & Rank
Opportunities
Highest
Returns/NPV
per $
Invested
Manageable
Risks
Overall Portfolio
Balance/Strategic Fit
Limit Number of
Projects – Focused
Management Attention
Repay
Debt
Return Excess Capital to
Shareholders
Maintain Strong Balance Sheet & Credit Profile

Capital Expenditures
(1)
(US$ billions)
Other Mining Major Mining Projects
Oil & Gas
3.0
1.6
1.4
1.0
2.5
3.0
2.0
3.3
2.9
$0
$2
$4
$6
$8
2013e 2014e 2015e
(1) Capital expenditure estimates include projects in progress. Project spending will continue to be reviewed and revised subject to market conditions.
(2)  Primarily includes Cerro Verde expansion, Morenci mill expansion and Grasberg underground development.
Note: Includes capitalized interest.
e= estimate. See Cautionary Statement.
$7.1
$7.3
$6.3
(2)
(2)

Oil & Gas Cash Flows –
Targeted to be Self-funding
Oil & Gas Cash Flows –
Targeted to be Self-funding
26
$0.0
$1.0
$2.0
$3.0
$4.0
2013e 2014e 2015e
Operating Cash Flow CAPEX
NOTE: Assumes pricing of $100/bbl Brent crude for oil and $4.50/MMbtu for natural gas
e= estimate. See Cautionary Statement.
(US$ billions)

$16.3
$7.7
$2.0
($3.5)
-$5
$0
$5
$10
$15
$20
Significant Debt Reduction
Significant Debt Reduction
Year-End Net Debt at Varying Copper Prices
Pro Forma YE 2016e
(US$ billions)
’13-’16 Avg. Copper Price
Net Debt/’13-’16 Avg. EBITDA
$3.00
0.6x
$3.50
0.1x
$4.00
N/A
9/30/12
Pro Forma
27
Note:  Sensitivity assumes $12 Molybdenum, $1,500 Gold, $100 Oil and $4.50 Natural Gas; EBITDA equals operating income plus depreciation, depletion, and amortization
e= estimate. See Cautionary Statement.

Maintain Strong Balance Sheet & Liquidity Position
Reduce Debt Incurred in Acquisitions Using Substantial Cash Flows
Generated from Combined Business
Invest in Projects with Strong Financial Returns/Capital Discipline
Anticipate Continuing Current Common Stock Dividend Rate:
$1.25/Share per Annum
Board to Review Financial Policy on an Ongoing Basis
Committed to Long-standing Tradition of Maximizing Value for
Shareholders
Financial Policy
Financial Policy

Combined Company Highlights
Combined Company Highlights
Creates A Premier U.S. Based Natural Resources Producer
World’s Largest Publicly Traded Copper Producer
Significant Producer of Oil, Gold & Molybdenum
Significant Long-term Natural Gas Resources
Strong Margins & Cash Flows
High Quality, Long-lived and Geographically Diverse Assets

Appendix

(1) Includes ~ 7 MMcfe/d of natural gas
(2) Includes ~ 4 MBOE/d of NGLs
(3) Includes ~ 6 MBOE/d of NGLs
2013e Oil & Gas
Operating Estimates
2013e Oil & Gas
Operating Estimates
31
NOTE: e = estimate. See Cautionary Statement.
Oil
MBOE/D
40
(1)
California
Haynesville/
Rocky Mtns/Other
127
GOM Eagle Ford
31
(2)
36
56
(3)
125
2013e Oil & Gas Sales by Region
2013e Oil & Gas Sales by Region
Operating Cost: $27/bbl
Pricing: Brent Based
Operating Cost: $15/bbl
Pricing: LLS
Operating Cost: $10/bbl
Pricing: LLS/NYMEX
Operating Cost: $1.65/Mcfe
Pricing: NYMEX
Gas
MMcfe/d
Gulf of Mexico Shelf/
Deepwater
Gulf of Mexico Shelf/
Deepwater
California
California
Eagle Ford
Eagle Ford
Rocky Mtns. &
Haynesville
Rocky Mtns. &
Haynesville

Copper: -/+ $0.10/lb $405 $275
Molybdenum: -/+ $1.00/lb $80 $65
Gold: -/+ $50/ounce $75 $45
Oil Sales:
(1)
+ $10/bbl
(2)
$340 $265
- $10/bbl
(3)
($275) ($280)
Oil Sales Net of Diesel Costs:
(1,4)
+ $10/bbl $260 $205
- $10/bbl ($195) ($220)
Natural Gas:
(5)
+ $1/Mcf $90 $90
- $1/Mcf ($90) ($90)
Currencies:
(6)
+/- 10% $150 $110
Operating
Change EBITDA Cash Flow
Sensitivities (US$ millions)
Sensitivities (US$ millions)
32
(1) Oil sales sensitivity calculated using base Brent price assumption of $106/bbl in 2013, $101/bbl in 2014.
(2) Amounts are net of $73 mm change related to hedging loss in 2013/2014; no hedging impacts will be applicable above $126/bbl because of ceilings in place on 2013 collars.
(3) Amounts are net of $141 mm changes related to hedging gain; no hedging impacts below $70/bbl because of limits in place on 2013 – 2014 puts and collars.
(4) Amounts are net of $80 mm (EBITDA) and $60 mm (c/f) for FCX stand-alone cost impacts of a $10/bbl change in oil prices.
(5) Natural gas sensitivity calculated using base NYMEX price assumption of $3.93/MMbtu in 2013 and $4.23/MMbtu in 2014. Amounts net of $38 mm impact from hedging.
(6) U.S. Dollar Exchange Rates: 500 Chilean peso, 9,500 Indonesian rupiah, $1.00 Australian dollar, $1.26 Euro, 2.70 Peruvian Nuevo Sol base case assumption.
Each +10%  equals a 10% strengthening of the U.S. dollar; a strengthening of the U.S. dollar against foreign currencies equates to a cost benefit of noted amounts.
NOTE: Based on 2013e/2014e averages. Operating cash flow amounts exclude working capital changes. e = estimate. See Cautionary Statement.
2013e/2014e

Oil & Natural Gas Hedging Positions

Oil Indexed to Brent
Swaps
Puts
Collars
15%
Unhedged
Puts
15%
Unhedged
Puts
84k bbls/d
$90 floor
$70 limit
$6.90 ADP
43%
Unhedged
Natural Gas Indexed to Henry Hub
2013 2014 2015
Swaps – 100/d @ $4.09
117k bbls/d* 129k bbls/d* 147k bbls/d*
2013 2014 2015
40k bbls/d
@ $109.23
30k bbls/d
$95 floor
$75 limit
$6.09 ADP
75k bbls/d
$90 floor
$70 limit
$5.74 ADP
5k bbls/d
$100 floor
$80 limit
$7.11 ADP
25k bbls/d
$100 floor
$80 limit
$124  Ceiling
5k bbls/d
$90 floor
$70 limit
$126 Ceiling
13k bbls/d
$100 floor
$80 limit
$6.80 ADP
17k bbls/d
$90 floor
$70 limit
$6.25 ADP
Swaps – 110/d @ $4.27 No Hedges
NOTE: As of October 19, 2012; ADP = average deferred premium.
* Estimated annual production for MMR & PXP. See Cautionary Statement.

Pro Forma Balance Sheet &
Credit Statistics
Pro Forma Balance Sheet &
Credit Statistics
Pro Forma September 30, 2012 Capitalization
Pro Forma September 30, 2012 Capitalization
(US$  billions)
Amount %
Cash and Cash Equivalents $  3.7 --
Revolver (1) $  0.0 0%
FCX New Sr. Unsecured Notes 5.5 9%
FCX New (Unsecured) Term Loans – (Refinance PXP Secured Debt) 4.0 7%
FCX Sr. Unsecured Notes 3.0 5%
FCX Subsidiary Public Debt 0.4 1%
Other Debt 0.2 0%
PXP Existing Sr. Unsecured Notes 6.6 11%
MMR Existing Sr. Unsecured Notes 0.3 0%
Total Debt $20.0 33%
Market Value of Existing Equity (2) $39.8 67%
Total Market Capitalization $59.8 100%
Total Debt / Market Capitalization 33.5%
2013e Credit Statistics
Debt / EBITDA (3) 1.7x
EBITDA (3) / Interest (4) 11.1x
____________________
(1) Revolving Credit Facility commitment of $3.0 billion available to FCX
(2) Based on 1.041 billion pro forma shares outstanding and FCX’s closing stock price of $38.28 on December 4, 2012
(3) Based on 2013e EBITDA of $11.8 billion (Based on pricing assumptions of $3.50/lb Cu, $1,500/oz Au, $12/lb Mo, $100/bbl Oil (Brent) and $4.50/MMbtu natural gas.)
(4) Based on 2013e Interest of $1.1 billion (includes capitalized interest)
e = estimate. See Cautionary Statement.

FCX Pro Forma Debt Maturities 9/30/12
$0
$2,000
$4,000
$6,000
$8,000
$10,000
$12,000
2013 2014 2015 2016 2017 2018 2019 2020 2021 Thereafter
$300
$500
$4,500
$400
(US$ millions)
$1,800
$10,600
PXP
6.75%
&
6.875%
Sr. Notes
New
Term
Loans
Pro Forma Total Debt & Cash at 9/30/12
New Term Loans $4.0
New Notes 5.5
Public Debt 10.3
Other Debt 0.2
Total Debt $20.0
Consolidated Cash $3.7
(US$ billions)
New FCX
Sr. Notes
$200
$1,100
$600
MMR
11.875%
Sr. Notes
FCX
1.4%
Sr. Notes
PXP
10%
Sr. Notes
FCX
2.15%
Sr. Notes
PXP
7.625%
Sr. Notes
PXP
6.125% &
8.625%
Sr. Notes
PXP
6.625%
Sr. Notes
PXP
7.625% &
6.5%
Sr. Notes
FCX
3.55%
Sr. Notes
PD
Sr. Notes
$0
FCX Sr. Notes
MMR Sr. Notes
PXP Sr. Notes
Other Debt
New FCX Debt

Royalty Trust Terms
Royalty Trust Terms
5% Gross Royalty Override on MMR's Ultra-Deep Exploration
Portfolio
20-Year Term
•
Non-callable for First 5 Years
•
Callable at FCX’s Option in Years 6-20 at $10 per Unit
Shares Risk/Upside Between FCX and MMR Shareholders
MMR Shareholders Would Receive 1.15 Units per MMR Share
•
Units FCX Would Otherwise Receive on its MMR Convertible Will be
Issued to Other MMR Shareholders as Merger Consideration
Trust Listed for Trading
36